Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BED BATH & BEYOND, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Bed Bath & Beyond, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY THAT:

1.The Board of Directors of the Corporation duly adopted resolutions recommending and declaring advisable that the Amended and Restated Certificate of Incorporation (as heretofore amended, the “Certificate of Incorporation”), of the Corporation be further amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that the first paragraph of Article IV of the Certificate of Incorporation be amended by amending and restating in its entirety to read as follows:

“This Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. Each share of Common Stock shall have a par value of $0.0001 and each share of Preferred Stock shall have a par value of $0.0001. The total number of shares of Common Stock this Corporation shall have authority to issue is 200,000,000, and the total number of shares of Preferred Stock this Corporation shall have authority to issue is 5,000,000.”

2.The stockholders of the Corporation duly approved such amendment at an annual meeting of the stockholders of the Corporation.

3.Such amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 14th day of May 2026.

BED BATH & BEYOND, INC.

By: /s/ Brian LaRose
Name: Brian LaRose
Title: Chief Financial Officer